Exhibit 99.1

Smart Digital Group Limited Receives Nasdaq Delisting Determination Notice

Zhuhai, China – June 23, 2026 – Smart Digital Group Limited (Nasdaq: SDM) (the “Company”) today announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on June 17, 2026, stating that Nasdaq has determined to delist the Company’s securities.

As a result of the U.S. Securities and Exchange Commission having issued a trading suspension in the Company's securities on September 29, 2025 (https://www.sec.gov/files/litigation/suspensions/2025/34-104112.pdf), Nasdaq halted trading in the Company’s securities and has now determined to delist the Company’s securities pursuant to its discretionary authority set forth in Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” Nasdaq believes that the ability for third parties to manipulate a security’s price indicate that the security does not have sufficient liquidity to promote fair and orderly markets and, therefore, delisting is consistent with the protection of investors and the public interest, and that it is appropriate to use its authority under IM-5101-4 to delist the Company’s securities from Nasdaq based on those factors that make the Company’s securities susceptible to manipulation.

Unless the Company files an appeal with the Nasdaq Hearings Panel by 4:00 p.m. Eastern Time on Wednesday, June 24, 2026, trading of the Company’s securities will be suspended at the opening of business on Friday, June 26, 2026, and Nasdaq will file a Form 25-NSE with the SEC to complete the delisting. If the Company timely requests a hearing, the suspension of trading will be stayed pending the Panel’s decision, however, the currently imposed trading halt will remain in effect.

Following the Notice, the Company has and will continue to consult with its legal counsel and other advisors to evaluate its options, including the viability of an appeal and any further necessary actions. The Company will make further announcements as appropriate. To date, Nasdaq has not claimed or communicated a view that there has been any wrongdoing by the Company, whether in regard to Nasdaq’s investigation of the recent trading activity of the Company’s securities or otherwise. Nasdaq’s decision does not affect the Company’s operations or financial position, and the Company continues to conduct business in the ordinary course.

Forward-looking Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, and are based on the Company's current expectations and projections of future events that it believes may affect its financial condition, operating results, business strategies, and financial needs. Investors can identify these forward-looking statements by terms such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is likely to," "potential," "continue," or other similar expressions. Except as required by law, the Company is not obligated to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations. Although the Company believes the expectations expressed in these forward-looking statements are reasonable, there is no guarantee that these expectations will prove correct. The Company reminds investors that actual results may differ materially from expected results and encourages them to review other factors and risks that may affect its future results, as disclosed in the Company's registration statements and other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

For inquiries, please contact:

Smart Digital Group Limited

irsmartdigital@163.com